

October 28, 2011

Via E-mail
Zhou Chang Sheng
Chief Executive Officer
YaSheng Group
805 Veterans Blvd., 228
Redwood City, CA 94063

> **Re:** **YaSheng Group**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 5, 2011**
> **File No. 000-31899**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A, for Fiscal Year Ended December 31, 2010

Business, page 5

1. We note your response to prior comment one from our letter dated September 1, 2011. Please note that our request that you disclose the legal domicile for each subsidiary and operating entity requests information about the jurisdiction in which the entity is incorporated and not the entity's address. Please revise as appropriate.

2. You do not appear to have provided a response to prior comment two. Accordingly it is reissued. Please expand your discussion under Regulations Relating to Business to describe, in greater detail, the material Chinese regulations directly applicable to your holding company structure, your investments in your subsidiaries, and the structuring transactions you engaged in to create your holding company structure. In addition, please

revise to address material Chinese regulations governing your capital investments in, and distributions from, your Chinese-based operating companies. Your discussion should also address, as applicable, the 78% ownership interest in you held by Gansu Yansgeng Salt Chemical Industrial Group. Please amend your filing accordingly.

Risk Factors, page 26

3.   We have reviewed your response to our prior comment 3 noting you maintain your books and records in accordance with PRC GAAP and you convert your books and records to U.S. GAAP for reporting purposes. Please provide us with a detailed discussion of the controls you maintain to ensure that you have made all the necessary and appropriate adjustments in your conversion and disclosures.

4.   We have reviewed your response to our prior comment 3 noting it does not appear to address our comment. Please identify the people primarily responsible for the preparation and review of your financial statements in U.S. GAAP. If the process of preparing and reviewing your financial statements in U.S. GAAP is completed at the subsidiary level then please provide this response for the people primarily responsible for the preparation and review of your financial statements in U.S. GAAP at each of your subsidiaries. Do not identify people by name, but for each person, please tell us:
   a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   c) the nature of his or her contractual or other relationship to you;
   d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

5.   We do not believe your proposed disclosure is responsive to prior comment four from our letter dated September 1, 2011. Accordingly, it is reissued. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall

presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting. Without limiting the generality of the foregoing, potential topics for consideration might include unit sales trends, your product pricing levels and sales mix, labor costs, input commodity price levels and growing conditions, including, as applicable, the key drivers behind unit-level production increases, i.e, productivity gains, new farmland, etc. In this respect, while your existing disclosure touches upon many of these topics, it does not explain how these items impacted your results in the periods presented. Please amend your filing accordingly.

Directors, Executive Officers and Corporate Governance, page 41

6.   We do not understand your response to prior comment six from our letter dated September 1, 2011. Please advise us of your intended response. Our prior comment asked you to reconcile your statement on page 44 under Compensation Committee that your board "has established a compensation committee comprised entirely of independent directors" to your statement several paragraphs later that your board "has not yet established a compensation committee but intends to do so in the future."

Executive Compensation, page 44

7.   We reissue prior comment eight from our letter dated September 1, 2011. In reissuing, please note our comment seeks a revision to your Form 10-K disclosure. Please revise to provide the material terms of the employment agreements with named executive officers, as required by Item 402(o) of Regulation S-K.

Consolidated Statement of Cash Flows, page F-5

8.   We note from your response that the amount presented as "other" to reconcile net income to net cash provided by operating activities relates to installment payments from the purchase of a land use right in November 2003. Please cite the specific authoritative literature you utilized to support your accounting treatment of this balance as a noncash reconciling item in the statement of cash flows.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

(e) Revenue recognition, page F-8

9.   We have reviewed your response to our prior comment 12 noting you use the general revenue recognition accounting guidance under PRC GAAP.   This appears to be inconsistent with your disclosure on page F-7 which states your financial statements

have been prepared in accordance with accounting principles generally accepted in the United States of America. Please clarify or revise.

10.   We have reviewed your response to our prior comment 12 noting you enter in sales arrangements with customers that contain multiple elements or deliverables. Please provide us with a detailed discussion of these types of arrangements and how you are recognizing revenue in accordance with FASB ASC 605-25.

6. Other long term assets, page F-14

11.   We have reviewed your response to our prior comment 13 noting it does not appear to address our comment. Please tell us the type of shelterbelt (e.g. trees, land, construction material, etc.) you utilize to protect your farmland from sand and wind and cite the specific authoritative literature you utilized to support your yearly investment as a long-term asset. In addition, we note from your response that these shelters need to be maintained and rebuilt annually to keep them functional. Please provide us with a detailed discussion of how you account for these costs and cite the specific authoritative literature utilized to support your accounting treatment.

15. Segment information, page F-16

12.   We have reviewed your response to our prior comment 14 noting you have provided a sales breakdown by subsidiary. This presentation does not appear to address our comment; therefore it is being reissued in its entirety. It appears from review of your website that you conduct business operations in China in three major segments: agriculture, livestocks, and biotechnology. Please tell us whether these three areas represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs FASB ASC 280-10-50-20. In connection with this, please expand Management's Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director